Exhibit 99.14

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Website: http://www.avalonraremetals.com

INFORMATION CIRCULAR
As at and Dated December 7, 2009
(Unless Otherwise Noted)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the management and the directors of AVALON RARE METALS INC.  (the "Company") for use at the annual general meeting of the shareholders of the Company (the "Meeting") to be held at The Sheraton Centre, Wentworth Room, 123 Queen Street West, Toronto, Ontario, M5H 2M9 at 4:30 p.m. (Toronto time) on Thursday, January 14, 2010, and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"). The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding common shares of the Company in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of common shares and obtaining proxies therefrom.  The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company.  The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Non-Registered Shareholders

Only registered shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

(a)
in the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depository Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and its form of proxy (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form"), which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company.  A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof.  Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 in time for use at the Meeting in the manner specified in the Notice of Meeting.

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company, 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada  M5H 3P5, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof, (ii) with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof, or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder's common shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Exercise of Discretion by Proxies

The common shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon.  In the absence of instructions, such common shares will be voted for each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof.  At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting.  However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the common shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation.  A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company.  A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and 25,000,000 preferred shares without par value.  There are 78,504,448 common shares issued and outstanding at December 7, 2009 and no preferred shares.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder.  Common shares represented by proxy will only be voted if a ballot is called for.  A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

Record Date

The directors of the Company have fixed December 14, 2009 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.  Shareholders of the Company of record at the close of business on December 14, 2009 will be entitled to vote at the Meeting.

Ownership of Securities of the Company

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors and officers of the Company collectively own or control, directly or indirectly, in the aggregate, 3,404,000 common shares, representing approximately 4% of the outstanding common shares as at December 7, 2009.

PARTICULAR OF MATTERS TO BE ACTED UPON

1.           Presentation of Financial Statements

At the Meeting, the Chairman of the Meeting will present to Shareholders the financial statements of the Company for the year ended August 31, 2009 and the auditors’ report thereon.

2.           Election of Directors

The board of directors currently consists of six directors.  The table and the notes thereto state the names of all persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment for the preceding five years, the period or periods of service as directors of the Company and the number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Donald S. Bubar Ontario, Canada	President and CEO	President and CEO of the Company	February 17, 1995	1,252,000

Alan Ferry (1) (2) Ontario, Canada	Director	Chairman of the Company and Self-employed Businessman since July 2007 and prior thereto, Vice-President, Metals and Minerals for D&D Securities Company (an investment dealer).	February 24, 2000	175,000

Phil Fontaine Ontario, Canada	Director
Retired as National Chief of the Assembly of First Nations in July 2009 after serving three consecutive terms; Special Advisor to the Royal Bank of Canada and a Member of the Sagkeeng First Nation in Manitoba.
			September 8, 2009	Nil

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Brian D. MacEachen (1) Nova Scotia, Canada	Director	President and CEO of Linear Metals Corporation (a mining exploration company) since January 2008; prior thereto, Linear Metals Corporation CFO and Vice-President of Finance from February 2005 to January 2008; Executive Vice-President of Linear Gold Corp. (a mining exploration company) since October 2009; CFO and Vice-President, Finance of Linear Gold Corp. from January 2004 to January 2008.	November 16, 1998	365,000

Peter McCarter (2) Ontario, Canada	Director	Retired since September 2007; prior thereto, Executive Vice-President, Corporate Affairs, Aur Resources Inc., (an international mining company).	November 16, 2007	30,000

Hari Panday Ontario, Canada	Nominee
Senior Advisor, ICICI Bank Canada; former President, Wealth Management, North America, ICICI Wealth Management Inc. and founding-President & CEO, ICICI Bank Canada (a Schedule II chartered bank), the Canadian subsidiary of ICICI Bank Limited, India.
			N/A	Nil

Notes:
* As provided by the respective director.
(1)   Member of the Company’s Audit Committee.
(2)   Member of the Company’s Compensation, Governance and Nominating Committee.

Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

As at the date of this Information Circular, the directors and senior officers of the Company as a group, directly and indirectly, beneficially own or exercise control or direction over 3,404,000 common shares representing approximately 4% of the issued and outstanding common shares.

No proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that

(i)
was the subject of a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “Order”) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer other than Peter McCarter, who was a director and officer of Compressario Corporation when it became subject to a cease trade order that was issued by the Ontario, B.C. and Alberta Securities Commissions for failure to file financial statements; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director chief executive officer or chief financial officer.

(b)
is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)
since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director;

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director;

Proxies received in favour of management will be voted FOR the election of the above-named nominees, unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect thereof.  Management no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect of the election of directors.

3.	Appointment of Auditors

Sievert & Sawrantschuk LLP, Chartered Accountants have been the auditors of the Company since September 9, 2009.

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of Sievert & Sawrantschuk to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors of the Company to fix their remuneration as such.

Unless the shareholder directs that his or her common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the re-appointment of Sievert & Sawrantschuk LLP, to serve as auditors of the Company until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting.  However, if other matters are not known to the management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

A.	Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“Named Executive Officer”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s four most highly compensated executed officers, or the four most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year.

B.	Compensation Discussion and Analysis

Compensation, Governance and Nominating Committee

The Compensation, Governance and Nominating Committee (the “CGN Committee”) of the Board of Directors of the Company is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company’s Stock Option Plan (the “Option Plan”) and any other employee benefits and/or plans.  The Board (exclusive of the CEO who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers. See also Schedule A hereto – Corporate Governance Disclosure.

The CGN Committee of the Board consists of Mr. McCarter (Chair), Mr. Ferry and Mr. Monteith, all of whom are independent.  The CGN Committee does not engage any specific advisor or consultant to assist it in its performance of its duties.

The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives.  Due to the nature of the mining industry, executive talent has significant mobility and, as a result, competition for experienced executives has been great. The Company’s compensation policies are designed to recognize this. The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company’s current principal corporate objective, being the successful development of its Thor Lake project in the Northwest Territories.

Historically, the compensation provided by the Company to its executive officers, including the CEO, has had two components: base salary and long term incentive compensation in the form of stock options.  In 2008, bonus compensation was also added as a potential component of management compensation in order to permit the recognition of outstanding individual efforts, performance, achievements and/or accomplishments by members of the Company’s management team. Any specific bonus amounts are awarded on the recommendation of the CGN Committee and ultimately at the discretion of the Board, with bonus amounts for members of the Company’s management team other than the CEO being based primarily on the recommendations of the CEO.

Annual salary adjustments are made on a calendar year basis and are typically determined towards the end of each calendar year and made effective January 1 of the following year.

Base Salary and Bonus

Base salary is the principal component of each executive officer’s overall compensation as such reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his day to day role and responsibilities.  In terms of the setting of base salaries, the CGN Committee annually reviews and considers the individual performance of the CEO and of each other executive officer and compares executive compensation for other companies operating in the mining industry. For 2009, the CGN Committee, in particular in respect of the CEO, has compared the executive compensation of the Company to the most recent compensation data disclosed by a peer group of TSX listed junior mining companies selected by the CGN Committee as being comparable to the Company in terms of market capitalization and stage of development of its mineral properties. Companies comprising this group consisted of Alexis Minerals Corp., Atna Resources Ltd., Candente Resource Corp., Duluth Metals Ltd., Farallon Resources Ltd., Fortune Minerals Ltd., Freegold Ventures Ltd., Marathon PGM Corp., Nevada Copper Corp., Pacific Rim Mining Corp., Redcorp Ventures Ltd., Rubicon Minerals Corp., Scandanavian Minerals Ltd., and Stornoway Diamond Corp. CEO compensation in particular is, before the consideration of other factors, initially targeted to be near the average and/or median for the said peer group of companies.

In setting the salary and bonus, if any, to be awarded to the CEO for each year, the CGN Committee, in addition to reviewing the peer group data, reviews the achievements of the CEO for the prior year and looks at the overall performance of the Company in terms of the achievement of its corporate objectives, including the acquisition and advancement of projects. Also typically included in such overall assessment are specific initiatives undertaken in the year by the Company that have advanced the growth and progress of the Company and the enhancement of shareholder value during the year, including the reflection of such in the Company’s share price.  In setting the compensation of the other executive officers of the Company, the CGN Committee reviews with the CEO, the CEO’s evaluation of each executive officer’s performance during the year as well as the responsibilities, experience and qualifications of such executive officer and comparable industry compensation data. Given the nature of the Company as a junior resource company without existing mineral production and without any attendant revenues derived thereon, compensation is generally based on comparative, qualitative or subjective, rather than quantitative or objective, measures.  No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based. The CGN Committee is also cognizant of the fact that, historically, as a junior company with limited financial resources, the base salary levels for its executive officers and, in particular, for its CEO, were at a level which the CGN Committee believes were below the average and median salaries for comparable positions in similar companies. Beginning in 2007, the CGN Committee has increased the salary of the CEO in particular to bring such salary closer to the amounts the CGN Committee believes more closely reflects salaries paid by comparable companies.

Given the decline in economic conditions, the capital and equity markets and the Company’s stock price when the Board set the management compensation for 2009, the Board did not think it appropriate that any bonuses be granted to the CEO or any other of its executives for 2008. Also, due to the foregoing factors, the Board determined that no salary increases, beyond those to reflect inflation, would be granted  in 2009 to any member of the Company’s executive team other than the CEO.

Stock Options

The CGN Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Company’s shares.  Participation in the Option Plan also provides a significant incentive to the participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans advantageous in attracting and retaining experienced personnel. In addition, the CGN Committee is of the view that the Company’s compensation levels and components must be consistent with industry norms and industry norms dictate that the Company provides a long-term compensation incentive, which is best realized by providing compensation linked to share performance such as stock options.  The number and terms of options previously granted to the named executives have been and are expected to continue to be taken into account, as well as the number and terms of options granted by the peer group companies, in determining whether and in what quantity new option grants should be made in any year. New options were granted to the Named Executive Officers during the Company’s 2009 fiscal year, the particulars of which are set out in the table in the section Incentive Plan Awards on page 15.

The Company’s current practice under the Option Plan is, during any five year period, to have granted to the CEO options to purchase 1,000,000 common shares and to have granted officers at the Vice-President level options to purchase 400,000 common shares.

Circumstances Triggering Termination and Change of Control Benefits

As noted above under the heading “Termination of Employment, Changes in Responsibilities and Employment Contracts”, there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control. The CGN Committee views such provisions as not only being fair and necessary to protect the CEO but also to encourage the CEO to pursue corporately advantageous transactions such as mergers or take-overs that are beneficial to the Company and its shareholders but that may result in the termination of the CEO’s employment with the Company.

Stock Option Plan

The Option Plan, approved by shareholders on January 31, 2008, is a fixed percentage plan that provides that the maximum number of options which may be outstanding under the Option Plan and any other compensation arrangement of the Company is 10% of the Company’s issued and outstanding common shares.  Eligible participants under the Option Plan include an insider or employee of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

The Company maintains the Option Plan primarily in order to provide effective incentives to directors, officers and senior management personnel of the Company and to enable the Company to attract and retain experienced and talented individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company’s shareholders.

Incentive stock options granted under the Option Plan entitle the purchase of shares at a price and for the length of time determined by the Board provided that the price cannot be lower than the market price of the shares on the stock exchange upon which the Company’s shares are listed on the day prior to or on the day of the grant and the expiry date cannot no more than 10 years after the date of the grant.   Further, the policies of the Toronto Stock Exchange (the “TSX”) also provide that the said exercise price of any options so granted cannot be reduced without shareholder approval.

Options under the Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. Options may also be granted under the Option Plan to consultants.  Options granted under the Option Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the options over specified time periods. Historically, after an initial grant, options have been re-granted upon such having been exercised. In the event a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the common shares of the Company, then all unvested options thereupon become exercisable by the holder  Options terminate immediately upon an optionee’s employment with the Company being terminated (unless otherwise determined by the Board) or unless such termination is a result of the death, disability or retirement, in which case termination occurs upon the expiry of 12 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course).  The terms of the Option Plan further provide that the exercise price at which shares may be issued under the Option Plan cannot be less than the current market price of the shares when the relevant options are granted.

As at December 7, 2009, 4,825,000 common shares, being 6% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Option Plan.

Incentives to participants under the Option Plan may also be provided by the granting of stock appreciation rights.  Stock appreciation rights, which can be attached to an option at the discretion of the Company at any time, entitle a participant in the Option Plan to elect, in lieu of exercising an outstanding Option, to receive the number of shares equivalent in value to the difference between his or her option exercise price and the then existing market value of the shares multiplied by the number of shares over which he or she could otherwise exercise his or her option.  No stock appreciation rights have been granted under the Option Plan to date.

The rules of the TSX require that all unallocated options, rights or other entitlements under plans such as the Option Plan must be re-approved by a majority of the relevant issuer’s directors and by shareholders every three years after institution of the relevant plan.  Under the policies of the TSX, if the Company wishes to make certain amendments to the Option Plan, it must obtain shareholder approval.

C.	Performance Graph

The following graph and table compares the yearly percentage change in the cumulative total shareholder return of the common shares for the period from August 31, 2004 to August 31, 2009 with the cumulative total return of the S&P/TSX Total Return Index for the same period(1).

Cumulative Total Return on $100 Investment

Note:

(1)	Assumes $100 invested in common shares on August 31, 2003 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

There is no direct correlation between the market performance of the Company’s common shares and executive compensation except that any increase in the market price of the common shares will increase the value of any stock options held by the relevant executives. The CGN Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short term changes in the Company’s share price, which may often be significantly influenced by overall economic, market and industry conditions. Indirectly, however, as the CGN Committee compares the executive compensation of the Company to the executive compensation paid by a peer group of companies having, among other things, comparable market capitalizations, any significant changes in the market capitalization of the Company attributable to changes in its share price affects the make-up of the peer group of companies and larger market capitalization companies typically have more generous executive salary structures.

Comparison of Cumulative Total Return

Month / Year	Aug 31, 2003	Aug 31, 2004	Aug 31, 2005	Aug 31, 2006	Aug 31, 2007	Aug 31, 2008	Aug 31, 2009
Avalon Rare Metals Inc.	$100.00	$120.00	$220.00	$910.00	$2,010.00	$1,500.00	$2,580.00
S&P/TSX Composite	$100.00	$113.50	$147.16	$170.19	$197.34	$204.27	$167.06

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D.           Summary Compensation Table

The table below contains a summary of the compensation paid to the Named Executive Officer’s during the three most recently completed financial years.

					Non-Equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option- based awards(1) ($)	Annual incentive plans(2)	Long- term incentive plans	Pension Value ($)	All other compen- sation ($)		Total compen- sation ($)
Donald S. Bubar	2009	221,667	Nil	224,768	Nil	Nil	Nil	Nil		446,435
President and CEO	2008	180,000	Nil	119,315	100,000	Nil	Nil	9,750	(3)	409,065
	2007	120,000	Nil	405,985	Nil	Nil	Nil	54,500	(3)	580,485

R. James Andersen	2009	60,000	Nil	169,238	Nil	Nil	Nil	Nil		229,238
CFO and Vice-	2008	48,000	Nil	51,135	Nil	Nil	Nil	Nil		99,135
President, Finance	2007	36,000	Nil	Nil	Nil	Nil	Nil	Nil		36,000

William Mercer	2009	Nil	Nil	Nil	Nil	Nil	Nil	154,525	(4)	154,525
Vice-President,	2008	Nil	Nil	Nil	Nil	Nil	Nil	125,300	(4)	125,300
Exploration	2007	Nil	Nil	469,880	Nil	Nil	Nil	22,750	(4)(5)	492,630

Notes:
(1)
The “grant date fair value” has been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards.

(2)	The Company paid Mr. Bubar a bonus of $100,000 in recognition of his achievements in 2007 and prior years.

(3)
Included for Mr. Bubar in 2008 is $9,750 in consulting fees paid or accrued for the period September 1, 2007 through December 31, 2007 and for 2007 $54,500 in consulting fees paid or accrued to D.S. Bubar and Associates as fees for mineral exploration consulting services. The Company was previously party to a Consulting Agreement dated August 1, 2005 with D.S. Bubar and Associates (“Bubar and Associates”), a firm of consulting geologists which included Donald S. Bubar, pursuant to which Bubar and Associates agreed to provide mineral exploration and geological consulting services to the Company, which was terminated effective December 31, 2007.

(4)
Paid or accrued to Bill Mercer Geological Consulting Ltd. (a company owned by Mr. Mercer) for mineral exploration consulting services pursuant to the consulting agreement dated May 1, 2007 with the Company.

(5)
Mr. Mercer was appointed as Vice-President, Exploration of the Company on June 21, 2007.  The consulting fees of $22,750 was paid or accrued to Bill Mercer Geological Consulting Ltd. for the period of June 1, 2007 to August 31, 2007.

E.	Employment Contracts

Bubar Employment Agreement

Under an employment agreement dated January 1, 2008 (the “Bubar Agreement”), the Company employs Donald S. Bubar as the Company’s President and CEO at an annual salary of $230,000. The Bubar Agreement is for a 12 month term, automatically renewable for additional 12 month periods thereafter unless either party advises the other, in writing, at least 60 days before the end of the period that it does not wish to renew.  The Bubar Agreement also provides that if Mr. Bubar’s employment is terminated by the Company without cause (or if the Company decides not to renew the Bubar Agreement) or by Mr. Bubar within six months of a change of control of the Company, the Company will pay to Mr. Bubar, within five days of termination, a lump sum in cash equal to three times his annual base salary amount in effect at the time.  As well, all unvested stock options then held by Mr. Bubar shall be deemed to have vested upon any such termination.

This Bubar Agreement provides that a change of control of the Company will be evidenced by the acquisition by any person, or by any person and its affiliates (as such terms are defined in the British Columbia Business Corporations Act), and whether directly or indirectly, of common shares of the Company which, when added to all other common shares at the time held by such person and its affiliates, totals for the first time 20% of the outstanding common shares.

Andersen Employment Agreement

Pursuant to an employment agreement dated April 1, 2006 (the "Andersen Agreement") between the Company and R. James Andersen, the Company employs R. James Andersen on a part time basis as the Company’s Vice-President, Finance and CFO at an annual salary of $60,000. The Andersen Agreement is for a 36 month term, automatically renewable for additional 12 month periods thereafter unless either party advises the other, in writing, at least 60 days before the end of the period that it does not wish to renew.

The Andersen Agreement provides that if Mr. Andersen’s employment is terminated by the Company without cause, the Company will pay to Mr. Andersen, within five days of termination, a lump sum in cash equal to one month’s salary for every full or partial year of service to the Company.  The Andersen Agreement also provides that if the Mr. Andersen’s employment is terminated by Mr. Andersen within six months of a change of control of the Company, the Company will pay to Mr. Andersen, within five days of termination, a lump sum in cash equal to six months’ salary plus one month’s salary for each full or partial year of service to the Company.

The Andersen Agreement provides that a change of control of the Company will be evidenced by the acquisition by any person, or by any person and its affiliates (as such terms are defined in the British Columbia Business Corporations Act), and whether directly or indirectly, of common shares of the Company which, when added to all other common shares at the time held by such person and its affiliates, totals for the first time 51% of the outstanding common shares.

Mr. Andersen may terminate the Andersen Agreement by giving the Company 30 days notice in writing.  Upon such termination, Mr. Andersen is entitled to be paid the then current salary under the Andersen Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Andersen will terminate.

Mercer Consulting Agreement

Pursuant to a consulting services agreement dated May 1, 2007 and as amended on February 15, 2009 (the "Mercer Agreement") between the Company and William Mercer. Mr. Mercer provides mineral exploration, geological and project management consulting services to the Company and serves the Company as Vice-President, Exploration.  The Mercer Agreement provides that Mr. Mercer will receive a consulting fee of $750 per day.  The Mercer Agreement is for a 36 month term, automatically renewable for additional 12 month periods thereafter unless either party advises the other, in writing, at least 60 days before the end of the period that it does not wish to renew.

Mr. Mercer or the Company may terminate the Mercer Agreement by giving 30 days notice to the other party.

The Mercer Agreement does not contain any non-competition or change of control provisions.

Severance Payments

If a severance payment triggering event had occurred on August 31, 2009, the severance payments that would be payable to each of the Named Executive Officers would be approximately as follows:

Name	Termination after a "change of control" of the Company ($)
Donald S. Bubar	690,000
R. James Andersen	80,000
William Mercer	0
Total	770,000

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F.	Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The table below sets out for each Named Executive Officer, the incentive stock options (option-based awards) and share-based awards, outstanding as at August 31, 2009. The closing price of the Company’s shares on the TSX on August 31, 2009 was $2.58.

	Option-Based Awards(1)				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested
Donald S. Bubar	300,000	0.80	October 17, 2011	534,000	Nil	Nil
	250,000	1.20	January 30, 2012	345,000
	175,000	1.20	April 21, 2013	241,500
	175,000	0.75	February 13, 2014	320,250
	100,000	1.41	June 2, 2014	117,000
R. James Andersen	150,000	1.08	June 21, 2011	225,000	Nil	Nil
	75,000	1.20	April 21, 2013	103,500
	75,000	0.75	February 13, 2014	137,250
	100,000	1.41	June 2, 2014	117,000
William Mercer	400,000	1.61	June 21, 2012	388,000	Nil	Nil

Notes:

(1)
The Option Plan provides that the maximum number of common shares that may be reserved for issuance pursuant to the Option Plan will not exceed 10% of the issued common shares of the Company at the time of grant.  As at the date hereof 7,850,445 common shares may be reserved for issuance pursuant to the Option Plan. Options granted to the Company’s officers and directors generally vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof, and generally have a term of five years.

(2)
The value of the in-the-money options currently held by each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2009 less the option exercise price.

Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of all incentive plan awards vested or earned during the year ended August 31, 2009:

Name	Option-Based Awards- Value vested during the year ($)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
Donald S. Bubar	Nil	Nil	Nil
R. James Andersen	Nil	Nil	Nil
William Mercer	Nil	Nil	Nil

G.	Pension Plan Benefits

There are no pension plan benefits in place for the Named Executive Officers.

H.	Termination and Change of Control Benefits

Except as set forth above under “Employment Contracts – Severance Payments”, the Company is not party to any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any compensation from the Company in the event of resignation, retirement or any other termination of employment of such persons, change of control of the Company or a change in the Named Executive Officer's responsibilities following a change of control.

I.	Director Compensation

The following table describes director compensation for non-executive directors for the year ended August 31, 2009:

Name(1)	Fees earned ($)	Option-based awards ($)	All other compensation ($)	Total compensation ($)
Alan Ferry	10,000	120,998	Nil	130,998
Phil Fontaine(2)	Nil	Nil	Nil	Nil
Brian D. MacEachean	10,000	120,998	Nil	130,998
Peter McCarter	8,000	Nil	Nil	8,000
Joseph G. Monteith	8,000	120,998	Nil	128,998
F. Dale Corman(3)	2,000	Nil	Nil	2,000

Notes:

(1)
This director compensation table does not include information for Donald S. Bubar who is both a director and a Named Executive Officer. The compensation paid to Mr. Bubar for the financial year ended August 31, 2009 has been reflected in the Named Executive Officer summary compensation table. The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2)	Mr. Fontaine was appointed as a director of the Company on September 8, 2009.

(3)	Mr. Corman served as a director of the Company until January 18, 2009.

Compensation of Directors

The directors of the Company who are not also officers of the Company are each paid an annual fee of $8,000 for their services as directors of the Company.  Also, pursuant to the Option Plan, the Company may, from time to time, grant options to purchase common shares to directors of the Company.  During the financial year of the Company ended August 31, 2009, 375,000 options were granted to such directors.  Cash compensation of $10,000 was paid to each of Alan Ferry and Brian D. MacEachen and $8,000 was paid to each of Joseph Monteith and Peter McCarter during the financial year of the Company ended August 31, 2009.  The Chairman of the Board and the Chairman of the Audit Committee receive additional remuneration of $500 per quarter.  Directors are reimbursed for their out-of-pocket expenses incurred in attending directors’ and committee meetings.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the British Columbia Business Corporations Act.

The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $20,000,000 per claim and $20,000,000 per policy period, subject to a deductible of $25,000 as defined in the policy.  The current policy is for a one-year term and expires on July 20, 2010.  The premium paid by the Company in respect of said insurance in fiscal 2009 was $58,478.

Option-Based and Share-Based Awards to Directors

The table below sets out for each independent director the incentive stock options (option-based awards) and share-based awards outstanding as of August 31, 2009.  These incentive stock options vested at the time of grant.  The closing price of the Company’s shares on the TSX on August 31, 2009 was $2.58.

	Option-Based Awards(1)				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Alan Ferry	50,000	1.80	August 24, 2012	39,000	Nil	Nil
	50,000	1.20	April 21, 2013	69,000
	50,000	0.75	February 13, 2014	91,500
	75,000	1.54	July 14, 2014	78,000
Phil Fontaine	Nil	N/A	N/A	Nil	Nil	Nil
Brian D.	50,000	1.20	April 21, 2013	69,000	Nil	Nil
MacEachen	50,000	0.75	February 13, 2014	91,500
	75,000	1.54	July 14, 2014	78,000
Peter McCarter	175,000	1.82	November 27, 2012	133,000	Nil	Nil
Joseph G.	50,000	1.20	April 21, 2013	69,000	Nil	Nil
Monteith	50,000	0.75	February 13, 2014	91,500
	75,000	1.54	July 14, 2014	78,000

Notes:

(1)
The value of the in-the-money options currently held by each director is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2009 less the option exercise price.

Value Vested or Earned During the Year

The following table sets forth, for each director, the value of all incentive plan awards vested or earned during the year ended August 31, 2009:

Name	Option-Based Awards- Value vested during the year ($)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
Alan Ferry	Nil	Nil	Nil
Phil Fontaine	Nil	Nil	Nil
Brian D. MacEachen	Nil	Nil	Nil
Peter McCarter	Nil	Nil	Nil
Joseph G. Monteith	Nil	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at August 31, 2009 with respect to common shares issuable by the Company pursuant to the Option Plan, which is the only equity compensation plan of the Company:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Plan Category
Equity compensation plans approved by securityholders (1)	4,300,000	1.17	2,780,445
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,300,000	1.17	2,780,445

Note:

(1)
The Option Plan (as described under “Stock Option Plan”) has 2,780,445 options available for issuance which when added to the 4,300,000 outstanding options is equal to 10% of the Company’s issued capital as at August 31, 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE DIRECTORS

There was no indebtedness of any director or officer or employee, former directors, executive officers or employees, or proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise during the financial year of the Company ended August 31, 2009.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure in respect of corporate governance matters be included in its Information Circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Company is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”). Schedule A attached hereto sets forth the corporate governance practices of the Company, relative to Form 58-101F1 Disclosure.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com and on the Company’s website at www.avalonraremetals.com.  Financial information is provided in the Company’s comparative financial statements for the financial year ended August 31, 2009.

A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of the Company at Suite 1901, 130 Adelaide Street West, Toronto, ON  Phone: (416) 364-4938, Fax: (416) 364-5162:

(a)
the comparative financial statements of the Company for the financial year ended August 31, 2009 together with the accompanying report of the auditors thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to August 31, 2009 and related Management Discussion and Analysis; and

(b)	this Information Circular.

APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Toronto, Ontario this 7th day of December, 2009.

By ORDER of the Board of Directors

Donald S. Bubar
President and Chief Executive Officer

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 – Disclosure of Corporate Governance Practices, hereby discloses its corporate governance practices.

Disclosure Requirements	Comments
Disclose the identity of directors who are independent.
•           Alan Ferry
•           Phil Fontaine
•           Brian D MacEachen
•           Peter McCarter
•           Joseph  Monteith *

For more information about each director, please refer to the section entitled “Election of Directors” on pages 4 and 5 of this Information Circular.

* Mr. Monteith will not be seeking re-election to the Company’s Board of Directors. Mr. Hari Panday has agreed to accept the nomination to the Board of Directors and, if elected, Mr. Panday will be an independent director.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Donald S. Bubar, the President and Chief Executive Officer of the Company, is considered not independent by virtue of his position with the Company.

Disclose whether or not a majority of directors are independent.
The Board is currently composed of six directors. After consideration of the criteria set forth in applicable securities legislation, the Board has concluded that five of the directors are independent. The remaining director is the President and CEO of the Company.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
List directors and held directorships

•           Donald S. Bubar – Not applicable
•           Alan Ferry – Guyana Goldfields Inc., Guyana
                                   Precious Metals Inc., Inter-Rock
                                   Minerals Inc., Macusani
                                   Yellowcake Inc. and Ontex
                                   Resources Inc.
•           Phil Fontaine – Plutonic Power Corp.
•           Brian D MacEachen – Not applicable
•           Peter McCarter – Thundermin Resources Inc.
•           Joseph  Monteith – Not applicable

Disclosure Requirements	Comments
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year end.

The Board meets without management present (and therefore without the presence of non-independent directors) at the end of every Board meeting under the chairmanship of Mr. Ferry.  In the fiscal year ended August 31, 2009, five such meetings were held.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities.

Mr. Ferry is the Chairman of the Board and is an independent director.
The Chairman has the responsibility, among other things, of ensuring that the Board discharges its responsibilities effectively.  The Chairman acts as a liaison between the Board and the President and CEO and chairs Board meetings.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
The Board held five meetings in the fiscal year ended August 31, 2009 with the attendance record of each director as follows:
•           Alan Ferry – Five Board Meetings
•           Donald S. Bubar – Five Board Meetings
•           F. Dale Corman * – Zero Board Meetings
•           Brian D MacEachen – Five Board meetings
•           Peter McCarter – Five Board Meetings
•           Joseph  Monteith – Five Board Meetings
* Mr. Corman served as a director of the Company until January 18, 2009.

Disclose the text of the board’s written mandate.	Please refer to Appendix “A” following this section.

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such positions.

The Board has developed and adopted a written position description for each of the following, as recommended by the CSA Guidelines:

•           Chair of the Board;
•           Chair of the Audit Committee; and
•           Chair of the Compensation, Governance and
             Nominating Committee

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The Board and the President and CEO have developed a written position description for the President and CEO, and the Board has adopted such position description.

Disclosure Requirements		Comments
Briefly describe what measure the board takes to orient new directors regarding:
There is currently no formal orientation program in place for new Board members.  The Board as a whole and the Company informally provide such orientation and education as required, and provide copies of corporate policies and the Company’s strategic plan.  In light of the Company’s size, the Board believes this approach is practical and effective.

(i)	the role of the board, its committees and its directors, and

(ii)	the nature and operation of the issuer’s business.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

There is currently no formal continuing education program in place.  Each director is responsible for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director, and Board members are entitled, at the Company’s expense, to attend seminars they determine necessary to keep them up-to-date with current issues relevant to their service as directors of the Company.

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:		The Board has adopted a written Code of Conduct.

(i)	disclose how a person or company may obtain a copy of the code,	(i)
the Company’s Code of Conduct referred to above can be  viewed on the Company’s website at www.avalonraremetals.com or a copy may be obtained by written request to the Company’s Corporate Secretary, at Suite 1901, 130 Adelaide Street West, Toronto, Ontario M5H 3P5.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and	(ii)
the Board monitors compliance with its Code of Conduct by requiring that each director, officer and employee annually affirm, in writing, that he/she has read and understood the Code of Conduct and has agreed to abide by it in all aspects.

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
(iii) None.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.

Disclosure Requirements	Comments
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
In addition to the Code of Conduct, the Board of Directors has also adopted a Safety and Environmental Policy (“S&EP”) which recognizes that maintenance of environmental quality is vital to the Company’s existence, progress, and continued development.

The S&EP provides that the Company will maintain high environmental standards limited only by technical and economic feasibility and that the Company will take positive action to protect the safety of its workers, conserve natural resources, and minimize the impact of its activities on the environment through diligent application of appropriate technology and responsible conduct at all stages of exploration, mine development, mining, mineral processing, de-commissioning, and reclamation.  The purpose of the S&EP is to provide a measurable framework for the performance of the Company’s activities in an environmentally responsible manner, ensuring compliance by the Company and its employees with all applicable environmental regulations and commitments. The Company ensures that employees are educated in environmental matters and responsibilities relating to their assigned tasks and the Company works pro-actively with government and the public to define environmental priorities and participates where appropriate in the development of responsible laws for the protection of the environment.  And finally, the Company has made the commitment to allocate sufficient resources to meet the Company’s safety and environmental goals which commitment includes an annual assessment of the projected costs of de-commissioning and reclamation to ensure that there will be sufficient cash reserves to pay for these costs upon project closure.

Disclosure Requirements	Comments
Describe the process by which the board identifies new candidates for board nomination.
The Boards’ Compensation, Governance and Nominating Committee (the “CGN Committee”) is responsible for recommending candidates for nomination to the Board, and governing the desirable characteristics for directors.  In making such recommendations, the CGN Committee considers:

(a) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

(b) the competencies and skills that the Board considers each existing director to possess; and

(c) the competencies and skills each new nominee will bring to the boardroom.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The Board’s CGN Committee is composed of three directors, all of whom are independent.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The CGN Committee is responsible for, among other things, identifying and recommending to the Board new candidates for the Board, annually reviewing the credentials of existing Board members to assess their suitability for re-election and ensuring that appropriate orientation and continuing education programs for new Board members and continuing education, as required, for all Board members are in place.

The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties.  The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

Describe the process by which the board determines compensation for the issuer’s directors and officers.
The Board’s CGN Committee is responsible for reviewing the compensation of the Company’s directors and officers and making recommendations to the Board with respect thereto. See also “Compensation Discussion and Analysis” in the Information Circular.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent~~.~~

Disclosure Requirements	Comments
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The CGN Committee reviews compensation levels for all officers and in particular compensation levels for the CEO. The CGN Committee is responsible for, among other things, developing or approving performance indicators and corporate objectives which the President and CEO is responsible for meeting, determining or recommending to the Board the compensation of the President and CEO, and reviewing the adequacy and form of compensation of the Board and members of the Board committees in light of the responsibilities and risks involved in being a director, in the case of the Board, and a chairman, in the case of Board committees. The CGN Committee meets as often as is necessary to carry out its responsibilities.
The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties.  The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Not applicable.

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The governance responsibilities in the CGN Committee’s mandate include:

•
to develop and enforce policy in the area of corporate governance and the practices of the Board in light of the Company’s particular circumstances, the changing needs of investors and the Company, and changes in corporate governance guidelines.

•
to prepare and recommend to the Board annually a statement of corporate governance practices to be included in the Company’s information circular and ensure that such disclosure is complete and provided in accordance with the regulatory requirements.

• to monitor developments in the area of corporate governance and the practices of the Board and advise the Board accordingly; and

• to develop, implement and maintain appropriate policies with respect to disclosure, confidentiality and insider trading.

Disclosure Requirements	Comments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.
There is currently no formal assessment procedure in place.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
Board effectiveness is assessed by the Board as a whole, considering the operation of the Board committees, the adequacy of information provided to the directors, the quality of communication between the Board and management and the historic growth and performance of the Company. The Board believes that this information assessment has permitted the Board to operate effectively.

The audit committee should be composed entirely of independent directors and should have a specifically defined mandate.
The Board has an Audit Committee composed of three directors, each of whom is independent. (Messrs. MacEachen, Ferry and Monteith). A copy of the Audit Committee Charter can be found on the Company’s website at www.avalonraremetals.com.

APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

OF AVALON RARE METALS INC.

The Board of Directors of the Company explicitly acknowledges responsibility for the stewardship of the Company, including responsibility for:

(i)
to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(ii)	adoption of a strategic planning process and approving on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(iii)	identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

(iv)	succession planning, including appointing, training and monitoring senior management;

(v)	adopting a communication policy for the Company;

(vi)	the integrity of the Company’s internal control and management information systems; and

(vii)	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

Approved by the Board of Directors the 18th day of July, 2006.

AVALON RARE METALS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on January 14, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 4:30 p.m., Eastern Standard Time, on Tuesday, January 12, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

10DE09042.E.SEDAR/000001/000001A

Appointment of Proxyholder

I/We, being holder(s) of Avalon Rare Metals Inc. hereby appoint: Donald S. Bubar, President, CEO and Director, or failing this person, **R. James Andersen, Vice-President, Finance and CFO**, or failing this person, **Charlotte May, Corporate Secretary**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of **Avalon Rare Metals Inc.** to be held at the Sheraton Centre, Wentworth Room, 123 Queen St West, Toronto ON, M5H 2M9, on Thursday, January 14, 2010 at 4:30 p.m., Eastern Standard Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **six.**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Donald S. Bubar	☐	☐	02. Alan Ferry	☐	☐	03. Phil Fontaine	☐	☐
04. Brian D. MacEachen	☐	☐	05. Peter McCarter	☐	☐	06. Hari Panday	☐	☐

	For	Withhold
3. **Appointment of Auditors** Appointment of Sievert & Sawrantschuk LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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